Exhibit 99.4

News release…

Date: 7 April 2004
Ref: PR359g

Rio Tinto plc
Results of voting at 2004 annual general meeting

The annual general meeting of Rio Tinto plc was held on 7 April 2004.

Under Rio Tinto’s dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure.

Resolutions 4-12 of the Rio Tinto plc annual general meeting fall into this category, and the results of the voting on these resolutions will be announced shortly after the Rio Tinto Limited annual general meeting which will be held in Australia on 22 April 2004.

The remaining resolutions 1-3 were put to Rio Tinto plc shareholders on a poll at the annual general meeting and the results as certified by the scrutineers, Computershare Investor Services PLC, were as follows:

RESOLUTIONS		FOR	AGAINST

1.	To authorise directors to allot shares	602,005,204	2,493,762

2.	To authorise directors to allot shares for cash and to disapply pre-emption rights.	591,659,579	12,845,097

3.	To renew the authority for the purchase of Rio Tinto plc’s ordinary shares by itself and by Rio Tinto Limited.	599,011,275	735,083

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Peter Cunningham	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7711 596 570	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com